

Mail Stop 6010

November 10, 2008

Mr. Edward C. Hall
Chief Financial Officer
Jmar Technologies, Inc.
10905 Technology Place
San Diego, CA 92127

   RE: **Jmar Technologies, Inc.**
     Form 8-K dated October 17, 2008
     Filed October 29, 2008
     File No. 1-10515

Dear Mr. Hall:

   We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Angela J. Crane
           Accounting Branch Chief